P.E. 1/1/02

02012209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

Ryanair Holdings plc

c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and continental Europe, the general willingness of passengers to travel and other economic, social and political factors.

PRESS RELEASE

RYANAIR.COM

RYANAIR ORDERS UP TO 150 NEW BOEING 737-800 AIRCRAFT
NEW CAPACITY WILL ALLOW RYANAIR TO GROW TO 40 MILLION PASSENGERS AND BECOME EUROPE'S BIGGEST INTERNATIONAL SCHEDULED CARRIER

Ryanair, Europe's largest low fares airline and Boeing, the world's biggest manufacturer of commercial aircraft today (Thursday, 24th January 2002) in London announced a new long term partnership which commits Ryanair to acquiring up to 150 new Boeing 737 800 series aircraft (100 firm and 50 options) over an eight year period from 2002 to 2010. This is the largest single firm order for Next Generation 737's ever made.

Ryanair, the pioneer of low fare air travel in Europe, anticipates in the current year (end 31 March 2002) carrying over 10 million passengers making it the 7th largest international scheduled airline in Europe. Ryanair will operate a fleet of 44 Boeing 737's this summer and this new order will enable Ryanair to deliver a threefold increase in traffic to over 40 million pax per annum, which will make Ryanair Europe's No.1 international scheduled airline.

These new 737-800's will replace Ryanair's (21) older 737-200 aircraft over the next four years and will make Ryanair the largest operator of Next Generation 737 aircraft, as well as the airline with the youngest fleet in Europe. These new aircraft will create over 3,000 new jobs in Ryanair, including over 800 pilots, more than 2,000 cabin crew and over 400 engineering and operations vacancies. With new aircraft comes even greater cost efficiencies and the phased delivery of these new aircraft will allow Ryanair to grow at 25% per annum by selling even more lower air fares.

Ryanair selected the Boeing Next Generation 737-800 aircraft (following 6 months of intense negotiations with owners of both new and second hand aircraft) for the following reasons:

- an exceptionally competitive offer from Boeing
- more seats (189) on the 737-800s, than A320s (180) or 737-700s (149)
- lower per seat operating costs than A320s or 737-700s.
- already successfully operating Boeing 737-800s
- streamline turnarounds, crewing, training, maintenance and spares
- financing structure already in place
- phased deliveries will maintain 25% traffic growth and make Ryanair No.1 in Europe

Announcing details of this order today in London Ryanair's Chief Executive, Michael O'Leary said:

"This new partnership with Boeing will provide Ryanair with a continuous supply of Boeing 737-800 aircraft - the most successful jetliner in the world - and will allow Ryanair and Boeing to revolutionise short-haul air travel all over Europe in the same way that Southwest and Boeing have in the United States. This huge order cements our long-term relationship with Boeing. The fact that Boeing were able to win this order in the face of intense

competition from Airbus, and despite many hundreds of offers for second-hand aircraft, shows just how committed Boeing is to working with Ryanair, Europe's largest low fares airline.

"This order eliminates some uncertainty which hung over Ryanair's growth plans. We can now point our customers, our people and our shareholders towards our long-term plan which will see Ryanair open many new routes and bases all over Europe and demonstrate how Ryanair in time will overtake British Airways, Lufthansa and Air France as Europe's biggest carrier of international scheduled passengers.

"The timing of this large order vindicates Ryanair's conservative approach to aircraft financing and balance sheet strength in recent years. We presently have over €700m in cash and this financial strength has enabled us to move quickly and take advantage of opportune times to buy new cost efficient aircraft and continue our growth at a time when many of our competitors are in turmoil. Ryanair's new partnership with Boeing will ensure that we continue to be the most cost efficient airline in Europe and we in turn will continue to offer passengers the lowest air fares in Europe."

Note to Editors

- Ryanair's new base at Frankfurt Hahn starts operations on 14 February next.
- Ryanair will announce 6 new European routes on Thursday, 31 January 2002.
- Ryanair's 3rd Quarter results will be announced on Tuesday, 5 February 2002.

Ends. Thursday, 24th January 2002

Contact: Ryanair
Michael O Leary
Tel: +3531 8121228

Murray Consultants
Pauline McAlester
Tel: +3531 6633332

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2002

Ryanair Holdings plc

By: ____________________
Michael Cawley
Chief Financial Officer